AMENDMENT TO

FUND SERVICES AGREEMENT

THIS AMENDMENT TO FUND SERVICES AGREEMENT (this “Amendment”) is effective as of July 13, 2016, and is made by and between Gemini Fund Services, LLC, a Nebraska limited liability company (“GFS”), and Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”).

WHEREAS, GFS seeks the Trust’s approval of an increase in the FIN 48 Compliance Fee as set forth in Appendix IV to that certain Fund Services Agreement dated May 17, 2011, by and between GFS and the Trust (the “Agreement”) from $250.00 per fund per calendar quarter to

$495.00 per fund per calendar quarter in order to cover GFS’s cost of providing FIN 48 compliance services; and

WHEREAS, GFS seeks the Trust’s approval of an increase in the fees charged for securities quotations, also as set forth in Appendix IV to the Agreement, in order to cover the increased cost to GFS of obtaining such quotations; and

WHEREAS, the Trust’s Board of Trustees is agreeable to the aforementioned fee increases.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendments.

(a)                Appendix IV to the Agreement hereby is amended by deleting all references to the FIN 48 Compliance Fee of $250.00 per fund per calendar quarter and replacing such references with the following:

“FIN 48 Compliance fee. Each Fund shall pay GFS $495.00 per calendar quarter for FIN 48 Compliance.”

(b)               Appendix IV to the Agreement hereby is amended by deleting all references to “Price Quotes” and the fees charged to obtain securities quotations and replacing such references with the following:

“Price Quotes. The charges for securities/commodity price quotes are determined by GFS’s cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

$ 0.10 Domestic and Canadian Equities, Mutual Funds, ADRs, ETFs

$ 0.40 Non-North American Equities

$ 0.55 Corporate/Govt/Agency Bonds, Money Markets, Mortgage Backed Securities

$ 0.60 Municipal Bonds

$ 0.75 High Yield Bonds

$ 1.00 Non-North American Bonds
$ 0.15 Options
$ 0.25 Futures
$ 0.75 Reverse Mortgage Backed Securities
$ 1.00 Asset Backed & CMO Securities
$ 3.50 CLO
$ 3.50 CDO
$ 15.00 Leverage Loans/Bank Loans [monthly]
$ 62.50 CDX [monthly]
$ 62.50 CDS [monthly]
	Other Securities/Complex, Hard-to-Value Manual Pricing Inputs/Advisor Provided	Market $100 per month up to 10 manual inputs”
2.	Miscellaneous.

(a)                Except as hereby amended, the Agreement shall remain in full force and effect.

(b)               This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST II                GEMINI FUND SERVICES, LLC

By: /s/ Kevin Wolf                                                         By: /s/ Andrew Rogers

Name: Kevin Wolf                                                      Name: Andrew Rogers

Title: President                                                            Title: Chief Executive Officer